One Corporate Center Rye, NY 10580-1422 Tel. (914) 921-5070 Fax (914) 921-5118 www.gabelli.com info@gabelli.com	The Gabelli Equity Trust Inc
June 22, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Gabelli Equity Trust Inc. Registration Statement on Form N-2 (File No. 333-173819)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant’s Registration Statement on Form N-2 referenced above be accelerated so that it will become effective on June 22, 2011 or as soon as practicable thereafter.
Very truly yours,

By:	/s/ Bruce N. Alpert

	Name:	Bruce N. Alpert
	Title:	President